RIDER FOR PAYMENT OF AN ADDITIONAL AMOUNT UPON SURRENDER

Benefit

An Additional Amount may be payable to you upon surrender of this contract for its net cash value if all the conditions of this rider are satisfied.

We determine the Additional Amount at the time we receive your request for surrender in the following manner:

We compute the result of (a) times (b) where (a) is the surrender charge (shown under the Schedule of Maximum Surrender Charges) and (b) is the Additional Amount Factor for the basic insurance amount in effect at the time we receive your request for surrender.

If the net cash value is greater than or equal to zero, the Additional Amount is the amount computed above.

If the net cash value is not greater than or equal to zero, the Additional Amount is the sum of the net cash value and the amount computed above.

The guaranteed minimum Additional Amount Factor is 0.50 for a surrender effective in the first contract year. For a surrender effective after the first contract year, the guaranteed minimum Additional Amount Factor is zero. At any time upon request, we will tell you the current Additional Amount Factor. We will notify you in the annual report of the Additional Amount payable upon surrender as of that date.

Factors Subject To Change

Additional Amount Factors may change from time to time. In deciding whether to change any Additional Amount Factors, we will periodically consider factors such as mortality, persistency, expenses, taxes and interest and/or investment experience to see if a change in our assumptions is needed. Changes in Additional Amount Factors will be by class. All changes will be determined only prospectively; that is, we will not recoup prior losses or distribute prior gains by means of these changes.

Benefit Charges

A single charge for this benefit is deducted from the contract fund on the contract date. The amount of that charge is shown under Adjustments to the Contract Fund in the contract data pages.

Death Benefit

Item (2) in the seventh and eighth paragraphs under Death Benefit Provisions is replaced with: (2) the contract fund before deduction of any monthly charges due on that date plus the result of (a) minus (b) where (a) is any Additional Amount described in the Rider For Payment of an Additional Amount Upon Surrender and (b) is the current maximum surrender charge (see Contract Fund), multiplied by the attained age factor that applies. If the result of (a) minus (b) is less than zero, we consider it to be zero.

Conditions

1. This contract must not be in default.

2. You must ask for the surrender in writing in a form that meets our needs.

3. The surrender is not the subject of an exchange pursuant to Section 1035 of the United States Internal Revenue Code.

ICC14 PLI 496-2014

Termination

This rider will end on the earliest of:

1. the end of the grace period if the contract is in default and the premium required to bring it out of default has not been paid;

2. the date the contract is surrendered for its net cash value; and

3. the date the contract ends for any other reason.
Rider attached to and made part of this contract on the Contract Date Pruco Life Insurance Company,

By

Secretary

ICC14 PLI 496-2014                                                                          Page 2